UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Senior Secured Demand Notes

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

Summary Information Regarding Prior Offerings and Proceeds

Iron Bridge Mortgage Fund, LLC initially qualified pursuant to Regulation A the continuous offering of its Senior Secured Demand Notes (“Senior Notes”) effective February 23, 2018 (Commission File No. 024-10777), and then again on September 15, 2021 (Commission File No. 024-11462). Iron Bridge Mortgage Fund, LLC sold an aggregate of $17,079,047 Senior Notes in the fiscal year ended December 31, 2022, and an aggregate of $86,268,592 Senior Notes since initial qualification.  All Senior Notes were sold on behalf of Iron Bridge Mortgage Fund, LLC.  Iron Bridge Mortgage Fund, LLC terminated the offering of its Senior Notes effective December 31, 2022, and all Senior Notes were prepaid or reinvested into Class D Units.  Fees incurred since initial qualification in 2018 in connection with this offering and names of service providers are as follows:

	Name of Service Provider	Fees
Underwriters:	N/A	$ 0
Sales Commissions:	N/A	$ 0
Finders’ Fees:	N/A	$ 0
Audit:	Armanino LLP	$ 500,000
Legal	Buchalter, APC	$ 300,000
Promoters:	N/A	$ 0
Blue Sky Compliance:	Buchalter, APC	$ 30,000
NET PROCEEDS		$ 85,438,592

IRON BRIDGE MORTGAGE FUND, LLC

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K (the “Form 1-K”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our Offering Circular dated September 22, 2022, as amended and supplemented to date (the “Offering Circular”). These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-K are made as of the date of this Form 1-K, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-K are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-K with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-K are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation could be material.

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ITEM 1 BUSINESS

Overview

The Company was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans (“Portfolio Loans”) by lending funds to real estate investors (“Portfolio Borrowers”) to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate (“Projects”) throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”), which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky (the “Managing Directors”). The Company may lease certain employees from the Manager from time to time, and the amount of any employee leasing payments made are deducted from the loan servicing fees payable to the Manager. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience, over 18 years of distressed real estate investment experience, and over 22 years of private real estate lending experience. The Manager provides Portfolio Loan origination and servicing services to the Company. See “Item 3 Directors and Officers” on Page 31 of this Form 1-K.

The Company’s primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company’s primary sources of investment capital are its membership interests (“Equity Program”), and secured or unsecured revolving lines of credit or other borrowings with bank lenders (“Bank Borrowings”), each as discussed in greater detail below. All operating expenses are paid from investment profits distributable to Equity Program investors after interest expense is paid on Bank Borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company’s economic interests.

The Company’s investments are exclusively in non-owner occupied real estate loans. The Company does not originate new owner-occupied residential loans of any kind.

REIT Status

The Company has elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT.

Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).  However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

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Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property.  It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code.  The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company did on its 2022 tax return.   The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains.  In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash.  Failure to make required distributions may result in additional taxes and penalties to the Company.

Company Vision

We believe that the real estate finance industry is in the early stages of a major transformation that should create significant value for borrowers, investors and real estate finance companies. Technology and new securities laws should drive increased efficiency. For borrowers, this should mean lower interest rates and better service. For investors, this should mean superior risk-adjusted returns that are not available in the public markets. And for the innovative companies that lead this change, it should mean an opportunity to create value while effectively managing risk.

Background and Strategy

Real estate finance markets are highly fragmented, with numerous large, mid-size, and small lenders and investment companies, such as banks, savings and loan associations, credit unions, insurance companies, institutional lenders and private lenders all competing for investment opportunities. Many of these market participants experienced losses in the real estate market, which started to decline in 2006 and reached its bottom in 2012. As a result of credit losses and restrictive government oversight, many of these financial institutions are not participating in this market to the extent they had before the credit crisis. In addition, it appears that the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of commercial and residential investment properties has decreased. In particular, we believe that banks and other institutional lenders are generally more reluctant to lend money secured by residential property until the property is constructed or fully renovated and either rented or ready for purchase by an owner-occupant. Rehabbers and developers particularly rely on private lending sources such as the Company to fill the need for financing between the time a property is purchased and the time, after construction or rehabilitation, when it is ready to be rented or sold. We believe the Company fills a significant gap by providing much needed financing of this type for areas with a growing need for such financing, and that profitable investment opportunities will be available to the Company based on the fragmented nature of the rehab lending market and the limited competition from banks and other institutional lenders.

Portfolio Loan Characteristics

Project Type. The primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. As described above, the Company believes that this market is underserved by banks and other institutional lenders. In addition, the relatively short-term nature of these projects (12 months or less) allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

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The following table provides information about the distribution of the Company’s loan portfolio by project type segmented further by number of loans and the unpaid principal balance (“UPB”) of those loans.

	As of the Year Ended December 31,
	2022	2021
Number of loans
Single-family residential rehab	257	281
Single-family residential new construction	18	25
Multi-family residential rehab	0	1
Multi-family residential new construction	0	1
Commercial	0	2
Land entitlements	0	0

Percentage of UPB
Single-family residential rehab	93%	82%
Single-family residential new construction	7%	11%
Multi-family residential rehab	0%	4%
Multi-family residential new construction	0%	< 1%
Commercial	0%	3%
Land entitlements	0%	0%

During the residential real estate downturn from 2009 through 2012, the Company only made residential rehab loans on existing single family properties. From 2013 through 2015, the Company modestly increased the amount of loans it made for single-family and multi-family new construction. This trend reflected the general improvement in the real estate market over that time and a corresponding shift in the business models of our borrowers from fixing distressed properties purchased through foreclosure sales or from bank owned inventory to more value-added projects, such as square footage additions or new construction. During 2015, 2016 and 2017, the Company’s single-family and multi-family new-construction loans, in aggregate, remained consistent at less than 25% of loan portfolio UPB. From 2018 through 2022, the Company made fewer new construction loans in favor of more residential rehab loans. At December 31, 2022, Company’s single-family and multi-family new-construction loans, in aggregate, were less than 7% of UPB. The Company believes that the real estate securing residential rehab loans is generally more secure compared to the real estate securing new construction loans because, on average, the amount of construction funds required to complete rehab projects is less, the time to complete a rehab project is shorter, and rehab projects usually come with an existing certificate of occupancy allowing the owner to more easily rent the property in an adverse economic environment.

It is important to point out that the Company does not make loans for land entitlement purposes only. Any land entitlement loans represent phase one of two phase projects that require land entitlement to be completed prior to new construction commencing on either single-family or multi-family residential structures.

Geographical Distribution. The Company continues to experience steady loan demand and stable real estate resale activity. However, the real estate markets it serves can be affected by both regional economics and macro economic cycles. For this reason, the Company believes that increasing its geographic diversification and having the ability to rebalance its loan portfolio between geographies is important to effectively manage risk.

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The following table provides the geographic distribution of the Company’s loan portfolio by state segmented further by the number and UPB of loans that were active at the end of the period and those loans that paid off during the period.

	As of the Year Ended December 31,
	2022	2021
Arizona
Number of active loans, end of period	7	3
Percentage of total UPB	3%	1%
California
Number of active loans, end of period	100	91
Percentage of total UPB	50%	46%
Colorado
Number of active loans, end of period	16	25
Percentage of total UPB	10%	10%
D.C. – Washington
Number of active loans, end of period	2	-
Percentage of total UPB	1%	-
Florida
Number of active loans, end of period	9	7
Percentage of total UPB	1%	1%
Georgia
Number of active loans, end of period	5	15
Percentage of total UPB	1%	2%
Indiana
Number of active loans, end of period	4	2
Percentage of total UPB	1%	< 1%
Maryland
Number of active loans, end of period	19	10
Percentage of total UPB	4%	1%
Missouri
Number of active loans, end of period	13	30
Percentage of total UPB	1%	3%
North Carolina
Number of active loans, end of period	6	1
Percentage of total UPB	1%	< 1%
Oregon
Number of active loans, end of period	31	37
Percentage of total UPB	10%	10%
Tennessee
Number of active loans, end of period	1	-
Percentage of total UPB	< 1%	-
Texas
Number of active loans, end of period	32	45
Percentage of total UPB	10%	13%
Utah
Number of active loans, end of period	18	22
Percentage of total UPB	5%	5%
Virginia
Number of active loans, end of period	1	1
Percentage of total UPB	< 1%	< 1%
Washington
Number of active loans, end of period	11	21
Percentage of total UPB	4%	6%

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During 2016, the Company maintained stable lending activity across its existing geographies and began lending in Florida, Massachusetts, New Jersey, North Carolina, Oklahoma and South Carolina. During 2017, the Company began lending in Georgia, Tennessee and Virginia. During 2018, the Company began lending in Louisiana and increased its portfolio concentration toward non-judicial foreclosure states. During 2019 and 2020, the Company began lending in the District of Columbia, New Mexico and Utah and further increased its portfolio concentration toward non-judicial foreclosure states. The Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose non-performing loans is less. As of December 31, 2022 and 2021, the percentage of loan portfolio UPB secured by property located in non-judicial states was 98.1% and 98.4%, respectively.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity.

Borrowers. The Company’s Portfolio Borrowers are often comprised of one to three member teams that form a company and take title to Projects in their company name. The team members usually have prior experience in real estate development, construction, finance or sales. For example, a common three-person team might include a real estate agent, general contractor and financier, each contributing their expertise to the team. The real estate agent might be tasked with identifying attractive Projects, making suggestions regarding what capital improvements should be made to the Projects and helping to market and sell the Projects. The contractor might be tasked with assessing the cost, complexity and time necessary to make the planned capital improvements to the Project and managing that construction process. The financier might be tasked with managing the lender relationships, equity investor relationships in the Project, if any, and handling all back office accounting.

Between 2009 and 2015, the Company did not pursue a formal marketing or advertising program to grow its base of Portfolio Borrowers. The growth in the number of Portfolio Borrowers came almost exclusively through word of mouth. However, beginning in 2016, the Company implemented a marketing and advertising plan, which has helped the Company identify qualified Portfolio Borrowers and advantageous lending opportunities in each geographic market.

It has been our experience that providing Portfolio Borrowers with exceptional service leads to business referrals, which we believe is the best form of marketing. In addition, because our Portfolio Borrowers are often repeat customers, the value of each Portfolio Borrower relationship is much higher than it would be if the Portfolio Borrowers were not repeat customers.

The following table provides information regarding borrower concentrations as of the dates indicated.

	As of the Year Ended December 31,
	2022	2021
Portfolio Loans	275	310
Portfolio Borrowers	152	159
Average number of loans per borrower	1.8	1.9
Top borrower (percentage of UPB)	5.3%	6.4%
Top 3 borrowers (percentage of UPB)	12.5%	14.1%

Loan Term. All of the Company’s loans are made with maturity dates of 12 months or less. However, it is the Company’s policy to provide borrowers, whose loans are not in default, with six-month loan extensions, as needed, to allow more time to finish projects. We believe the relatively short-term nature of these projects allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

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The following table sets forth the distribution of loans by age at the dates indicated:

	As of the Year Ended December 31,
	2022	2021
Number of loans
00-06 months	158	203
06-09 months	44	58
09-12 months	29	21
12+ months	44	28
Percentage of unpaid principal balance
00-06 months	47%	60%
06-09 months	19%	20%
09-12 months	12%	7%
12+ months	22%	13%

The increase in loans over twelve months represented lengthening sales cycles due to the slowdown in real estate demand during the second half of 2022, and an increase in larger projects that were expected to take longer to complete.

Loan Turnover. The following table provides information associated with the Company’s Portfolio Loan turnover for the periods shown:

	As of or for the Year Ended December 31,
	2022	2021
Loans originated, during period	513	597
Loans paid off, during period	548	562
Loans foreclosed, during period	0	1
Portfolio Loans, end of period	275	310
Total historical payoffs, end of period	4,061	3,513
Total historical originations, end of period	4,336	3,823

Total loan origination and associated Portfolio Loan turnover increased gradually each year from 2013 through 2017 as the Company worked to balance a steady increase in capital formation with quality loan origination. During 2018, the number of loans originated decreased as the Company shifted its origination toward states with larger loan sizes. During 2019 through 2021, the number of loans originated increased as the Company grew its loan portfolio to balance with the issuance of additional Senior Notes. During 2022, the number of loans originated decreased modestly as the Company slowed its lending activity during the fourth quarter of 2022.

Loan Size. The following table sets forth the distribution of loans by size (based on the unpaid principal balance) at the dates indicated:

	As of the Year Ended December 31,
	2022	2021
Portfolio unpaid principal balance	$105,524,292	$115,701,463
Average loan size	383,725	373,231
Median loan size	288,457	272,124
$0-$100,000	19	22
$100,001-$200,000	63	81
$200,001-$300,000	60	67
$300,001-$500,000	73	78
$500,001-$1,000,000	44	44
$1,000,000-$1,500,000	12	10
$1,500,000-$2,000,000	4	8
$2,000,000-$2,500,000	0	0
$2,500,000-$3,000,000	0	0

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The Company saw a modest increase in average and median loan sizes from 2017 through 2022, reflecting the Company’s shift toward west coast states, which have relatively higher priced real estate on average, and the appreciation of the real estate market.

The Company’s objective is to make loans secured by real estate priced in the liquid segments of each geographic market. Therefore, the distribution of loan sizes between time periods largely reflects both changes in real estate prices over time and a mix shift between geographies. While the Company is sensitive to loan size diversification, it does not target a mix of loan sizes.

Portfolio Loan Criteria and Policies

Underwriting. The Company engages in the business of making loans secured by first lien deeds of trust or mortgages that encumber real estate located in the United States, its territories and possessions. The Company may also invest indirectly in a loan by acquiring an ownership interest in an entity formed for the sole purpose of holding a qualifying loan. The Company’s loans are not insured or guaranteed by any governmental agency or private entity.

For each Portfolio Borrower, the Company performs a criminal background check, orders a credit report, measures liquidity, interviews the borrower to assess experience level and evaluates the quality of previous work. The Company also requires each Portfolio Borrower to provide a construction cost budget, detailing the cost and scope of planned capital improvements, and a profit analysis, detailing the borrower’s estimated resale price, total project cost and estimated profit.

As an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value (LTV) coverage. Specifically, the Company operates under the following underwriting guidelines:

•	the Company does not lend unless secured by a first lien deed of trust or mortgage;

•	the Company does not lend unless the borrower has a clearly defined exit strategy;

•	the Company does not lend without assessing the borrower’s ability and willingness to pay; and

•	the Company does not lend more than 70% of the estimated “after-repair value” of the collateral (70% LTV coverage).

The Company has the sole discretion whether to originate a mortgage loan at a given LTV. Some of the factors considered by the Company when determining the maximum LTV to be extended on a mortgage loan are:

•	age, type, condition, and location of the collateral;

•	borrower creditworthiness and credit history;

•	loan amount and credit terms requested;

•	additional cross-collateralized properties;

•	proposed changes to or reconstruction of the collateral;

•	tenant history and occupancy rate (if applicable); and

•	amount of the interest reserve or construction loan (if any).

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In determining the value of real estate collateral for purposes of loan underwriting and LTV calculations, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair value” of each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the Project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. Appraisals are recognized in the mortgage banking industry to represent estimates of value, and should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

There are no limitations on the types or locations of real estate investment loans within the United States or any requirement for current yield as opposed to overall return. Moreover, the Company’s investment strategy does not seek to balance the investment portfolio by property types, return characteristics or location, but the Company is sensitive to concentration risk. The Manager has the discretion to lend the Company’s assets on both new construction and existing properties.

The Company will not enter into any new commitment to make a loan where the cumulative principal amount of such loan would exceed 10% of the principal value of Portfolio Loans plus cash and cash equivalents of the Company as of the date of such commitment.

The Manager has discretion to amend the Portfolio Loan criteria and policies from time to time. Therefore, in essence, the investment objectives are those defined by the manager from time to time.

Disbursement of Loan Proceeds

Company loans are funded through an escrow account handled by the Manager or a qualified attorney, title insurance company or escrow company. The escrow agent is instructed not to disburse any funds until the following conditions are met:

•

Satisfactory title insurance coverage has been obtained, except as described in the following paragraph, with the title insurance policy naming the Company as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Company’s deed of trust or mortgage, and does not insure the Company against loss by reason of other causes, such as diminution in the value of the property securing the loan, over-appraisals or borrower defaults. The Company does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Company foreclosed on a loan and there was insufficient equity in the property securing the loan to repay all sums owed.

•

The Company does not intend to arrange for title insurance policies on properties purchased from county auction, in which the borrower is borrowing from the Company under a Master Loan and Security Agreement. In such cases, the Company lends to the borrower during a period in which the borrower has equitable (but not marketable) title, and the Company performs its own title research. Once the Trustee’s Deed or Sherriff’s Deed is received and recorded following the foreclosure sale, the Company’s first lien position is perfected. The Master Loan and Security Agreement cross-collateralizes the loan against other properties owned by the borrower.

•

Satisfactory hazard and liability insurance has been obtained for all loans, or only liability insurance in the event of a loan secured by unimproved land, which insurance shall name the Company as loss payee in an amount equal to the principal amount of the Company’s loan or the replacement value of the property, as dictated by legal statute.

•

All loan documents (notes, deeds of trust, etc.) and insurance policies name the Company as payee and beneficiary or additional loss insured, as applicable. In the event the Company purchases loans, the Company shall receive assignments of all beneficial interest in any document related to each loan so purchased. Company investments in loans may not be held in the name of the Manager or any other nominee.

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Disbursement of Construction Draws

The Company disburses construction draws to Portfolio Borrowers to pay for planned capital improvements to the real estate collateral based on a pre-defined scope of work, construction budget and time schedule. To mitigate risk in this process, the Company follows certain policies and procedures that incorporate some or all of the following practices. However, it is important to point out that the Company evaluates the risks related to each Project, considering such variables as borrower experience, and Project location, size, timing and scope of work to determine the right combination of practices to follow.

Practices related to disbursement of construction draws include, but are not limited to, the following:

•

Construction Cost Budget – The construction cost budget is a spread sheet provided by the borrower that provides the Company with line item detail related to the planned capital improvements. The construction cost budget is prepared during the underwriting processes, and the borrower will update and submit the construction cost budget with each draw request.

•

Summary Page – The summary page organizes the draw request into two categories: (1) reimbursable expenses to be paid by the Company to the borrower, and (2) direct payments by the Company to contractors and vendors. The Company will reimburse the borrower for completed work as long as the borrower provides proof of payment. The Company will pay contractors and vendor invoices directly for completed work.

•

Conditional Lien Waivers – Conditional lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for work performed through a specific date conditioned upon the receipt of a specific payment amount.

•

Final Lien Waivers – Final lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for all work performed on the property, conditioned upon the receipt of a final payment amount.

•

Property Inspections – The Company orders property inspections by qualified third party inspectors to evaluate the amount and quality of construction work performed at various stages of construction or redevelopment.

•

Advanced Funding – In certain circumstances, the Company may agree to advance a borrower funds to be used to make future capital improvements. In those cases, the Company requires that, among other things, the borrower provide proof of payment and that the work be 100% complete prior to a subsequent advance. In addition, the Company is often secured through cross-collateralization with other Projects owned by the same borrower.

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Loan Servicing

The Company’s loans are serviced by the Manager and the Manager is compensated for such loan servicing activities. See “Management Fees” on Page 32 of this Form 1-K.

We believe that the quality of service provided by the Company to Portfolio Borrowers is an important competitive differentiator in the private lending industry. For this reason, the Company chooses to originate, underwrite and service all of its loans in-house. In-house loan underwriting enables the Company to make fast, common sense lending decisions, which Portfolio Borrowers appreciate. For example, new borrower applications generally can be processed in 48 hours, loan proposals generally can be made in 24 hours and existing Portfolio Borrowers can receive funding in two to five days. In addition, because the Company does not require third party approvals to make loans, Portfolio Borrowers have confidence in the funding commitments made by the Company.

We also believe that in-house loan servicing is important for mitigating loan portfolio risk. Maintaining a close relationship with Portfolio Borrowers and servicing Portfolio Loans through every step of the loan life cycle allows the Company to quickly identify and address problem loans.

Loan servicing includes, but is not limited to, the following:

•

Payment Reminder Statements – Calculating, generating and delivering payment reminders to Portfolio Borrowers on a monthly basis. The accrued interest calculations are performed on a daily basis and take into account intra-month adjustments to the unpaid principal balance related to construction draw advances and adjustments to the interest rate of the loans, if any.

•

Loan History Statements – Calculating, generating and delivering loan history statements to Portfolio Borrowers on a monthly basis. The loan history statements are updated on a daily basis and present a summary of all financial transaction activity related to the loan, including transaction dates, funding amounts, accrued interest amounts, payment amounts, loan advances, loan fees and payoff amounts.

•

Construction Loan Statements – Calculating, generating and delivering construction loan history statements to Portfolio Borrowers on a monthly basis. The construction loan history statements are updated on a daily basis and present all construction loan advances, including transaction dates, advance amounts, vendors paid and balance of construction loan remaining.

•

Interest Reserve Statements – Calculating, generating and delivering interest reserve history statements to Portfolio Borrowers on a monthly basis. The interest reserve statements are updated on a daily basis and present all interest reserve advances, if any, made to cover loan payments, including transaction dates, advance amounts and balance remaining.

•

Payment Collection – Portfolio Borrowers make loan payments monthly in arrears and are instructed to mail their checks or money orders directly to the Manager for deposit into the Company’s general account. Portfolio Borrowers may also elect to have their payments electronically debited from their bank accounts by the Company.

•

Construction Draw Processing – Accepting, evaluating and managing construction loan draw requests submitted by Portfolio Borrowers. Construction draw processing includes educating borrowers about the draw process, collecting required documentation, managing third-party property inspectors, evaluating the quality of work and percentage of completion against the balance of the construction loan, and disbursing funds to Portfolio Borrowers or contractors.

•

Loan Payoffs – Calculating, preparing and submitting loan payoff statements. The Company works directly with the escrow company or attorney handling the closing. Following a loan payoff and payoff reconciliation, the Company prepares a reconveyance form in order to release its security interest in the property.

•

Delinquent Loans and Foreclosure – The Company follows internal policies and procedures related to collecting payment on delinquent loans, offering and negotiating pre-foreclosure remedies and filing foreclosure. All foreclosure proceedings are handled by third-party foreclosure trustees or attorneys, as required by each state.

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Loan Performance

We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

The following selected ratios regarding the performance of our loans for the fiscal years ended December 31, 2022 and 2021. Historical performance is not necessarily an indicator of future performance, and we cannot guaranty that these ratios will be maintained into the future.

	As of and for the Year Ended December 31,
	2022		2021
Selected performance ratios
Net interest rate spread	6.774%		7.435%
Net interest margin	8.926%		9.434%
Ratio of interest-earning assets to interest-bearing liabilities	1.79		1.75

Non-performing loans to total loans (percentage of UPB)	0.0%		0.5%
Loan to value - active loans, end of period
Unpaid principal balance	$105,524,277		$115,701463
Undisbursed construction loan balance (1)	9,993,774		14,237,524
Estimated “after-repair” value (2)	184,593,000		204,791,000
Estimated “after-repair” loan-to-value (3)	63%		63%

Loan to value - paid off loans, during period
Principal balance	150,527,393		133,811,153
Actual sale price	250,806,831		230,920,485
Actual loan-to-sale price (4)	60%		58%
Original “after-repair” loan-to-value estimate	65%		65%

Interest coverage ratios
Interest coverage - Bank Borrowings (5)	7.6	x	10.0	x
Cumulative preferred coverage – Class D Units (including Senior Notes) (6)	4.4	x	4.8	x
Cumulative preferred coverage – Class C Units (7)	2.9	x	3.2	x
Cumulative preferred coverage – Class B Units (8)	2.2	x	2.2	x

Average portfolio leverage, during period	55.9%		57.0%

________

(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.

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(2)

The Company prepares an estimate of the “after-repair” value of the collateral for each Portfolio Loan. The Company’s “after-repair” value estimate for each property assumes that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the Project after completion of all repairs based on information about comparable properties available at the time. See “Portfolio Loan Criteria and Policies – Underwriting” on Page 10 for additional details regarding estimation of “after-repair” value.

(3)

Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value. Real estate values are based on the Company’s “after-repair” value estimates and loans are weighted by the principal balance of each loan.

(4)

Actual loan-to-sale price represents the amount of the fully funded loan divided by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

(5)

Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals gross income divided by the interest expense related to Bank Borrowings.

(6)

Class D Units have the highest preference among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative preferred return coverage of Class D Units equal total income divided by the total preferred return paid to Class D Units, plus interest paid on Bank Borrowings. Effective January 1, 2023, the Company’s five percent Senior Notes were prepaid or reinvested into five percent preferred return, participating, Class D Units.

(7)

Class C Units have the next highest preference after the Class D Units among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative preferred return coverage of Class C Units equal total income divided by the total preferred return due Class C Units and Class D Units, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company’s subordinate secured, six percent interest rate, six-month maturity, promissory notes (the “Junior Notes”) were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity or other equity interests in the Company.

(8)

Class B Units have the next highest preference after the Class C Units among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative preferred return coverage of Class B Units equal total income divided by the total preferred return due Class B Units, Class C Units and Class D Units, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company’s 10% preferred return, participating, equity offering (the “Equity”) was exchanged for nine percent preferred, participating, Class B Units of equity.

Non-Performing Loans and REO Assets. The following definitions are used when categorizing the Company’s Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

•	Delinquent Loan: A loan with a monthly payment that is 30 days or more past due.

•	Non-Performing Loan: A Delinquent Loan that is in the foreclosure process but still accruing interest.

•

Non-Accruing Loan: A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management’s judgment, the future collectability of principal or interest is in doubt. Loans placed on nonaccrual status may or may not be contractually past due at the time of such determination.

•

Impaired Loan: A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

•	Real Estate Owned: Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

•	Rental Property: Real estate that the Company holds for use.

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The Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, as long as the Manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the Manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the Manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company’s allowance for loan losses.

The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized. These adjustments will increase or decrease distributable income to Equity Program investors, accordingly. However, the provision-for-loan-losses accrual rate and the associated allowance-for-loan-loss balance are subject to adjustments based on the rate of historical charge-offs and the Company’s assessment of near-term portfolio performance.

While the Company’s objective is to minimize the number of non-performing loans in its loan portfolio, on average non-performing loans and related REO properties have generated additional profits for the Company.

The Company provides further information about Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets in the reports of quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made and principal payment received by the Company during each month. With this information the Company is able to analyze historical monthly cash flows related to loan portfolio funding and payoffs, and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The Company provides further information about its portfolio roll forward analysis in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Cash Utilization. The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Company believes that it mitigates this risk by maintaining deposits with major financial institutions.

Average cash utilization for the year ended December 31, 2022 and 2021 was 99.98% and 99.61%, respectively. The high level of average cash utilization reflects the Company’s use of a revolving line of credit provided by Bank Borrowings. The revolving line of credit is an important cash management tool, which allows the Company to fully utilize investor capital while managing the ebbs and flows of Portfolio Loan originations and payoffs. See “Bank Borrowings” Page 29 for additional details.

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We generally maintain liquidity to make Portfolio Loans, pay monthly investor distributions and otherwise efficiently manage our long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than our potential liquidity available under our Portfolio Loan payoff schedule and revolving line of credit. We currently believe that the Company has sufficient liquidity and capital resources available to make additional Portfolio Loans, repay Bank Borrowings, and make monthly cash distributions to investors.

The Company provides further information about these metrics in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Leveraging the Portfolio

The Company intends to continue to leverage its loan portfolio. The Company anticipates borrowing funds from bank lenders and the offer and sale of additional Class D Units in order to fund additional mortgage loans. The aggregate amount of debt provided by the Company’s debt securities and Bank Borrowings may not exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”). See “Financial Statements” beginning on Page F-3 for information regarding debt and Bank Borrowings. In addition, under the Third Amended and Restated Operating Agreement, effective February 1, 2021, the Company is required to maintain Class A and Class B Units with unreturned capital contributions of a minimum of 20% of the total assets of the Company (the “Minimum Equity Covenant”).

As of December 31, 2022 and 2021, the Company was in compliance with the Maximum Debt Covenant and Minimum Equity Covenant.

Sources of Income

While the Company’s revenues come primarily from monthly interest payments on Portfolio Loans, other sources of income include gains from asset sales, discount points, origination fees, late fees and recapture of loan amounts on discounted note purchases.

Monthly Interest Payments. The Company’s newly originated loans average an interest rate of 8% to 16%. Payments are typically interest-only, due monthly and paid in arrears.

Short Term Capital Gains or Losses. The Company may generate a profit or loss when the disposition value of a foreclosed property exceeds or falls short of the principal amount owed plus accrued interest. The disposition value is defined as the liquidation price minus costs specifically incurred due to the foreclosure process (e.g., legal fees, filing fees, reparation expenses).

Discount Points and Origination Fees. Discount points are pre-paid interest that Portfolio Borrowers purchase to lower the rate of interest the Portfolio Borrowers pay on subsequent monthly interest payments. These points are typically paid as a percentage of the loan’s value but in certain instances are charged as a fixed dollar amount. The income generated from discount points range from 0% to 4% of the principal value of the loan. All discount points are paid directly to the Company and are accreted to income over the life of the loan.

Late Fees or Default Rate. The Company is entitled but not required to collect late fees if any installment is not received within five days of the due date. The borrower may be charged a late payment fee equal to five percent (5%) of the monthly installment. A similar fee is charged again if late by 10 days and again if late by 15 days. Any dishonored checks are treated as an unpaid installment and are subject to the same late payment penalties plus a $250.00 special handling fee. In the event any installment is past due more than 15 days, the interest rate on the note may be increased to 24% per annum and remain in effect until all defaults have been cured.

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Analysis of Net Interest Income

Net interest income represents the difference between the income we earn on our interest-earning assets, such as Portfolio Loans and bank deposits, and the expense we pay on interest-bearing liabilities, such as private debt and Bank Borrowings. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities. This analysis allows the Company to determine its interest rate spread, net interest margin, and ratio of interest-earning assets to interest bearing liabilities.

The Company provides further information about its analysis of net interest income in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Analysis of Interest Coverage and Preferred Return Coverage.

The interest coverage ratio is the ratio of total income to interest expenses. Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Therefore, interest coverage for Bank Borrowings equals gross income divided by the interest expense related to Bank Borrowings. Senior Notes, while outstanding, had a second priority interest in all of the Company’s assets, including its Portfolio Loans. Therefore, cumulative interest coverage of Senior Notes equaled gross income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. Effective January 1, 2023, the Company’s five percent Senior Notes were prepaid in cash or reinvested into five percent preferred return, participating, Class D Units of equity.

The Company provides further information about its analysis of interest and preferred return coverage in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Portfolio Loan-to-Value and Asset Coverage

Portfolio Loan-to-Value based on “After-Repair” Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair” value for each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the Project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value, but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company. Please see “Portfolio Loan Criteria and Policies” on Page 10 for additional details regarding the Company’s loan underwriting methodology.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe helps mitigate risk while providing Portfolio Borrowers with a higher quality of service.

“As-Is” Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the “as-is” real estate collateral value at end of period, and to account for Projects that are in process of construction or redevelopment, the Company uses a straight line percentage completion method to estimate the “as-is” real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed as of a particular date and then multiplies this percentage completion by the total estimated value creation (estimated “after-repair” value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the “as-is” value of the real estate collateral as of a particular date. This estimated “as-is” value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the “as-is” loan-to-value and asset coverage ratios improve as the percentage completion increases.

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The Company reports to investors on a quarterly basis the cumulative “as-is” loan-to-value and cumulative “as-is” asset coverage ratios for all investment programs, based on the estimated “as-is” valuation of real estate collateral. Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate collateral value. Cumulative asset coverage is the estimated “as-is” real estate collateral value divided by the debt or equity investment and any senior debt. The Company also reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company’s estimated valuation for those same properties at the time the loans were made. This quarterly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The Company provides further information about these metrics in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Purchase and Sale of Loans

The Company typically originates its mortgage loans. However, the Company may also purchase loans from unrelated third parties. Loans purchased by the Company must not be in default at the time of purchase and must otherwise satisfy the lending guidelines described above. Generally, the purchase price to the Company for any such loan will be the lesser of par value or fair market value. From inception (2009) through the date of this Form 1-K, the Company has not purchased a mortgage loan.

The Company does not presently invest in mortgage loans primarily for the purpose of reselling such loans in the ordinary course of business; however, the Company may sell mortgage loans or enter into inter-creditor agreements if the Manager determines that it is advantageous for the Company to do so based upon the current interest rates, the length of time that the loan has been held by the Company, and the overall investment objectives of the Company.

The Company makes mortgage loans for investment and does not expect to engage in real estate operations in the ordinary course of business, except as may be required if the Company forecloses on a property on which it has invested in a mortgage loan and takes over ownership and management of the property. The Company may sell non-performing Portfolio Loans or foreclosed property securing Portfolio Loans, or sell an interest in such collateral to an affiliate of the Company, for the purpose of restructuring the Portfolio Loan or repositioning the property for sale. From inception (2009) through the date of this Form 1-K, the Company has not sold a loan or a property to an affiliate of the Company.

None of the Company, its Manager, Managing Directors or affiliates is precluded from (i) selling a property to any investor in the Company in connection with a foreclosure, including with purchase financing, or (ii) making a loan to, purchasing a loan from or entering into a loan or co-lending transaction or activity with any investor in the Company, provided that any transaction meets our contractual obligations under our contractual or legal obligations. From inception (2009) through the date of this Form 1-K, the Company has not completed such a transaction.

Legal Proceedings

The Company is not subject to any legal proceedings that are material to its business or financial condition.

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Competition

The real estate market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to identify suitable Portfolio Loans. The business in which the Company is engaged is highly competitive, and the Company and Manager and its affiliates compete with numerous other established entities, including banks and credit unions. The Company and Manager also expect to encounter significant competition from other market participants including private lenders, private equity fund managers, real estate developers, pension funds, real estate investment trusts, other private parties, potential investors or homeowners, and other people or entities with objectives similar in whole or in part to those of the Company. Competition could result in reduced volumes, reduced fees or the failure of the Company to achieve or maintain more widespread market acceptance, any of which could harm the Company’s business. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than the Company, and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. The Company’s potential competitors may also have longer operating histories, or extensive customer bases, greater brand recognition and broader customer relationships than we have.

The Company has historically been able to earn Portfolio Loan yields above the industry average by providing superior service to its Portfolio Borrowers and by opportunistically expanding its loan origination in those markets that offer the best return per unit of risk. However, we anticipate that our portfolio yields will continue to decline over time as we adjust our loan programs to remain price competitive. In order to remain competitive long-term the Company must continue to provide its borrowers with a superior quality of service and lower its cost of capital in order to provide borrowers with more competitively priced loans.

Governmental Regulation

Investment Company Act. An investment company is defined under the Investment Company Act to include any issuer engaged primarily in the business of investing, reinvesting, or trading in securities. Absent an exemption, investment companies are required to register as such with the SEC and to comply with various governance and operational requirements. We have structured the Company so as not to subject the Company to the provisions of the Investment Company Act. In particular, the Company expects to rely on, among other things, the exemption from registration afforded by compliance with Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) excludes from the definition of “investment company” issuers of non-redeemable securities primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Manager has not sought a no-action letter from the SEC to confirm that the Company is eligible for this exemption. However, the Manager will rely on guidance issued by the SEC stating that so long as (1) qualifying percentages of the Company’s assets consist of mortgages and other liens on or interests in real estate; and (2) the remaining percentage of the Company’s assets consist primarily of real estate-related assets, the Company will remain exempt from the Investment Company Act registration requirements. If we were considered an “investment company” within the meaning of the Investment Company Act, we would be subject to numerous requirements and restrictions relating to our structure and operation.

Lending Regulations. The Company is a lender with respect to its Portfolio Loans. Oregon and other states have numerous laws and regulations, which apply to the activities of lenders and the rights of borrowers. The applicability of these laws and regulations, and their exemptions and exclusions, are frequently complex and highly fact-centric, and they vary by jurisdiction and are subject to change. In addition, litigation in a number of states has imposed liability upon lenders, or otherwise adversely impacted lenders, in a manner that Senior Noteholders may not be accustomed to as a result of other investment activities. For example, a number of states have adopted usury laws, which generally prohibit the charging of interest in certain circumstances in excess of a statutorily defined rate. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company.

In addition, the Company makes its Portfolio Loans pursuant to state finance lender licensing exceptions for commercial loans. However, the Company or the Manager may obtain a finance lender’s license in specific states or retain the services of third parties to comply with such licensing, should it be deemed advisable. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company. The Company believes that such efforts are sufficient to avoid issues of noncompliance. However, investors should be aware that, under certain circumstances, a failure to comply with applicable regulations by the Company could result in civil or criminal penalties.

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Lender Liability. As an additional consideration, legal decisions in many jurisdictions have imposed liability upon lenders for actions such as declaring defaults with respect to loans and refusing to meet company loan commitments under certain circumstances. In addition, some courts have permitted litigants to pursue claims against lenders for environmental torts of a borrower and other liability as a result of their association with the borrower. Such so-called “lender liability” is a developing and uncertain area of the law, and there can be no assurance that such a claim could not be brought against the Company or, by extension, an investor. In addition, in some cases, courts have re-characterized loans or debt securities as equity instruments, such that lenders or debt security holders have been subject to “equitable subordination” and thus not entitled to the preferred status of a creditor in a bankruptcy or other adversarial proceeding. Such decisions have been highly fact specific, and there can be no assurance that a court would not follow a similar approach with respect to the Company’s loans to its Portfolio Borrowers. Investors are encouraged to consult with their legal counsel regarding the lender-related issues discussed above.

Environmental Regulations. Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, or sale of real estate. Such laws and regulations tend to discourage sales and lending activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. The Company’s failure to uncover and adequately protect against environmental issues in connection with a Project investment may subject us to liability. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigation, cleaning up or removing contamination caused by hazardous or toxic substances at the property. Liability can be imposed even if the original actions were legal and the owner had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. Such liabilities may interfere with the Company’s ability to realize on its lending activities.

Property

The Manager leases office space for its principal executive offices in Portland, Oregon pursuant to a multi-year lease. We believe that these facilities are adequate for our current operations.

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ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction Projects. Our primary source of funding is private equity, private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings.

The following selected financial data as of and for the fiscal years ended December 31, 2022 and 2021 is derived from audited financial statements of the Company and should be read in conjunction with such financial statements and notes which are included in this Form 1-K beginning on Page F-3.

	As of or for the Year Ended
	December 31,
	2022	2021
Selected income statement data
Interest income	$15,152,337	$13,326,103
Interest expense	3,550,770	2,949,531
Net interest income	11,601,562	10,376,572

Provision for loan losses	398,144	1,353,866
Net interest income after provision for loan losses	11,203,418	9,022,706

Non-interest income	300,449	314,807
Non-interest expense	5,060,560	5,647,860
Income tax expense (benefit)	19,366	3,385
Net income (loss)	6,814,305	5,006,635
Net margin	44.1%	36.7%

Selected balance sheet data
Total assets	$106,283,335	$117,655,318
Net loans	103,165,959	113,303,926
Rental property, net	-	-
Real estate owned held for sale	2,132,379	2,889,930
Allowance for loan losses	1,910,685	1,698,883

Bank Borrowings, net	21,949,701	36,361,430
Senior Notes	21,202,756	29,467,505
Class D Equity	2,689,505	-
Class C Equity	31,436,268	24,324,226
Class B Equity	21,202,116	20,329,004
Class A Equity	6,187,676	4,865,227

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Effects of COVID-19 on business model and portfolio performance

Through December 31, 2022, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year over year decline in pending home sales following the April 2020 COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their Projects consistent with anticipated timelines. However, during late May and June 2020 demand for residential real estate rebounded significantly, approaching pre-pandemic levels, while the supply of homes for sale remained low as many homeowners were hesitant to list their homes for sale. From July through December 2021, the supply of homes for sale remained low while demand for housing has increased significantly, resulting in increasing home prices. A market environment that has generally benefited our Portfolio Borrowers. During 2022, the Company did not experience any market impact related to COVID-19.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the great recession that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages allowed borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation or executive orders to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on almost all of its loans since mid-April 2020.

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

Federal Reserve and Interest Rates

During the year ended December 2022, the Company saw stable loan demand despite the aggressive rate increases by the Federal Reserve. Due to the short-term duration of the Company’s Portfolio Loans, the Company’s Portfolio Borrowers were able to sell their Projects and recycle their capital into new Projects at lower prices to adjust for changing market conditions. That being said, economic concerns may result in a reluctance of our Portfolio Borrowers to start new Projects.  Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases, the Company continued its risk mitigation strategy initiated at the start of COVID-19 in 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

Defensive Attributes of the Company’s Business Model

While there can be no guaranty that investors in the Company will not suffer a loss on their investment, we believe that the Company’s business model has certain defensive attributes that may allow the Company to perform relatively well in adverse economic environments. The following is a list of defensive business model attributes that we believe have allowed the Company to earn an attractive investment return with no loss to investors from Company inception (2009) through the date of this offering circular. However, there can be no assurance that these attributes would provide the same level of protection in the future.

The Company does not rely on increases or decreases in real estate prices. The Company’s investment returns are primarily derived from the interest payments and fees paid by the Company’s Portfolio Borrowers who have generally demonstrated an ability to find profitable Projects in various economic environments. We believe this is one of the reasons why the Company’s profitability and investor returns have remained stable through depreciating, flat and appreciating real estate markets since 2009.

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The Company generally makes short term loans of 12 months or less that enable both the Company and its Portfolio Borrowers to adapt quickly to changing economic conditions. For example, if real estate prices soften and resale activity slows down, some of our Portfolio Borrowers may break even or lose money on current Projects because their estimated resale prices may prove to have been too optimistic. However, because these are short-term Projects with defined exit strategies, our Portfolio Borrowers are often able to adapt quickly by buying the next Project at a lower price to account for changing market conditions.

Changes in interest rates do not require the Company to reprice its Portfolio Loans, minimizing interest rate risk. The Company has the intent and ability to hold its Portfolio Loans to maturity. Therefore, Portfolio Loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Changes in interest rates do not require the Company to reprice its Portfolio Loans. However, changes in interest rates can create reinvestment risk related to changes in the rate of return available on new Portfolio Loans made by the Company.

The Company’s Portfolio Borrowers are more price setters than price takers. Because our Portfolio Borrowers’ Projects are short-term, and their profits come primarily from the value-added improvements made to the Project, we believe our Portfolio Borrowers are more sensitive to completing and selling their Projects quickly than they are to the current trend in real estate prices. For example, between 2009 and 2012, when real estate prices were in decline, many of the Company’s Portfolio Borrowers were buying properties from foreclosure auctions at very low prices, rehabbing the houses, and then listing the houses for sale at prices that were often lower than competing listings, resulting in quick sales.

Recapitalization

As of January 31, 2021, the Company had one class of equity, and in addition to the Bank Borrowings, two forms of debt outstanding: the Junior Notes and the Senior Notes.

Effective February 1, 2021, the Company adopted a Second Amended and Restated Operating Agreement, which among other changes, created four classes of membership interests consisting of Class A, Class B, Class C and Class D Units (collectively “Units”):

•

The Class A Units were issued to employees of the Company’s Manager, Iron Bridge Management Group, LLC (the “Manager”), and/or their tax-advantaged accounts. The return on these Class A Units is intended to replace the right of the Manager to receive “Performance Fees”. See “Management Fees” on Page 32 of this Form 1-K.

•	The former membership interests of the Company were exchanged for Class B Units.
•	The Company’s Junior Notes were, at the election of the holders, converted into Class C Units of the Company.
•	A new Class D Unit was created.

The Company may unilaterally redeem the Units, and any member has the right to require the redemption of their Units, subject to certain limitations, including that the Company is prohibited from redeeming any Class A Units or Class B Units when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.

At any meeting of members, each member has one vote for each Unit held by such member. Unless a greater vote is required by the Oregon Limited Liability Company Act, as amended from time to time, or the Operating Agreement, any action approved by members with more than one-half of the issued and outstanding Units of all Members is the act of the members.

References herein to the Junior Notes refer to the historical Junior Notes, and effective February 1, 2021, no Junior Notes remain outstanding.

REIT Conversion and Class D Equity Issuance

The Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations. See the Class D Equity Offering Circular “Certain U.S. Federal Income Tax Considerations” for additional details.

Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).

In order to comply with various requirements relating to REIT organization and ownership, the Company terminated its Senior Note offering and qualified a new Class D Units offering. As of July 31, 2022, the Company had $32,440,993 in outstanding Senior Demand Notes (“Senior Notes”), which were being offered and sold pursuant to Regulation A under a separate Offering Statement. On September 22, 2022, following the qualification of the Offering Statement with respect to the Class D Units, the Company no longer offered Senior Notes, other than pursuant to previous elections by noteholders to rollover interest payments. On January 1, 2023, the Company repaid all outstanding amounts owing under such Senior Notes in cash or through issuance of Class D Units.

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Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

During 2021, due to macroeconomic risks related to the COVID-19 pandemic and loan portfolio growth, the Company accrued a provision for loan losses at a rate higher than the historical rate of 0% and 1.0% annualized. During 2022, the Company achieved a sufficient level of allowance for loan losses and consequently reduced its provision for loan losses accrual. See “Non-Performing Loans and REO Assets” on Page 15 for additional disclosures.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses. See “Non-Performing Loans and REO Assets” on Page 15 for additional disclosures.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See ”Non-Performing Loans and REO Assets” on Page 15 for additional disclosures

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

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The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. During 2021, the Company was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for 2021. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2022, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

Net Income, Net Margin and Net Interest Rate Spread. Net income was $6,814,305 for the year ended December 31, 2022, compared to $5,006,635 for the year ended December 31, 2021, an increase of $1,807,670, or 36.1%. The increase in net income year-over-year was primarily attributable to the Company’s loan portfolio growth. See “Net Interest Income” on Page 27 for additional details.

For the years ended December 31, 2022 and 2021, the net interest margin was 8.926% and 9.434%, respectively, and net interest rate spread was 6.774% and 7.435%, respectively. The decrease in these performance metrics during 2022 compared to 2021 primarily reflects an increase in the Company’s cost of capital on Bank Borrowings. See “Bank Borrowings” on Page 29 for additional details.

Interest Income. Total interest income increased $1,826,234, or 13.7%, to $15,152,337 for the year ended December 31, 2022 compared to $13,326,103 during the year ended December 31, 2021. The increase in interest income was primarily the result of a $20.0 million, or 18.2%, increase in average interest-earning assets more than offsetting a 46 basis point decline in the average yield earned on interest earning assets.

The average daily balance of cash during the years ended December 2022 and 2021 was $28,581 and $429,604, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $601,244, or 20.4%, to $3,550,775 for the year ended December 31, 2022 from $2,949,531 for the year ended December 31, 2021.

Interest expense on Junior Notes decreased $127,489, or 100%, to $0.00 for the year ended December 31, 2022, from $127,489 for the year ended December 31, 2021. The decrease in interest expense was primarily attributable to Junior Notes converting to Class C Units of equity on February 1, 2021. See “Recapitalization” on Page 24 for additional details.

Interest expense on Senior Notes increased $57,970, or 4.0%, to $1,510,500 for the year ended December 31, 2022, from $1,452,530 for the year ended December 31, 2021. The increase in interest expense was primarily attributable to a $1.4 million, or 4.8%, increase in the average balance of Senior Notes outstanding, which averaged $30.2 million during 2022 versus an average of $28.8 million during 2021.

Interest expense on Bank Borrowings increased $670,763, or 49.0%, to $2,040,275 for the year ended December 31, 2022 from $1,369,512 for the year ended December 31, 2021. This increase was attributable to a $10.3 million, or 32.2%, increase in the average balance of Bank Borrowing, which averaged $42.5 million during 2022 versus an average of $32.2 million during 2021, and a 54 basis points increase in the average interest rate paid on Bank Borrowings to 4.802% from 4.260% between 2022 and 2021, respectively.

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Net Interest Income. Net interest income increased $1,224,990, or 11.8%, to $11,601,562 for the year ended December 31, 2022 from $10,376,572 for the year ended December 31, 2021. The increase resulted primarily from an increase in average interest earning assets. Our average interest-earning assets increased $20.0 million, or 18.2%, to $130.0 million for the year ended December 31, 2022 from $110.0 million for the year ended December 31, 2021, which more than offset a decline in net interest rate spread of 66 basis points to 6.774% for the year ended December 31, 2022 from 7.435% for the year ended December 31, 2021. Our net interest margin also decreased 51 basis points to 8.926% for the year ended December 31, 2022 from 9.434% for the year ended December 31, 2021. The modest decrease in our interest rate spread and net interest margin during 2022 reflected yields on average interest-earning assets falling and yields on interest-bearing liabilities rising. The 46 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure in early 2022, which did not turn around until late 2022.  The 20 basis point increase in average yield paid on interest-bearing liabilities primarily reflected an increasing interest rate on Bank Borrowings as a result of Federal Reserve interest rate increases. See “Bank Borrowings” on Page 29 for additional details.

Rental Property Income. Rental property income increased $11,544, or 33.1%, to $46,387 during the year ended December 31, 2022 from $34,843 for the year ended December 31, 2021. The Company owned and subsequently sold one multifamily rental property located in Oakland, CA that was acquired through foreclosure. See “Rental Property” on Page 27 for additional details.

Non-Interest Income. Other income decreased $25,902, or 9.3%, to $254,062 for the year ended December 31, 2022 from $279,964 for the year ended December 31, 2021.

The modest decrease in other income year-over-year was primarily attributable to decline in non-performing loans and associated late fees and default interest.

Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets, and reversals in the allowance for loan losses used to offset losses on loans and REO Asset sales. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense decreased $587,300, or 10.4%, to $5,060,560 for the year ended December 31, 2022 from $5,647,860 for the year ended December 31, 2021. The largest change in non-interest expense was a $955,721, or 70.6%, decrease in provision for loan losses. See “Provision for Loan Losses” below for additional details. The second largest change in non-interest expense was a $268,243, or 56.9%, decrease in professional fees related to the Company’s recapitalization during the first quarter of 2021. See “Recapitalization” on Page 24 for additional details.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above starting on Page 25 in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” we recorded a $398,145 provision for loan losses for the year ended December 31, 2022, compared to a provision of $1,353,866 for the year ended December 31, 2021. The allowance for loan losses was $1,910,685, or 1.8%, of total unpaid principal balance at December 31, 2022, compared to $1,698,883, or 1.5%, of total unpaid principal balance at December 31, 2021. The Company had no delinquent loans at December 31, 2022 compared to $2,889,930, or 2.5% of unpaid principal balance, at December 31, 2021. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2022 and 2021.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer in a judicial foreclosure or bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured. See “REO and Foreclosed Assets”, Page 25, for additional details.

Income Taxes. Income tax expense for the year ended December 31, 2022 and 2021 were $19,366 and $3,385, respectively. This tax expense is related to municipal franchise taxes. During 2021, under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. During 2022, under the laws pertaining to REITs, the Company paid no federal income tax. See “Critical Accounting Policies and Accounting Estimates – Income Taxes” Page 26 for additional disclosures regarding income taxation.

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Comparison of Financial Condition at December 31, 2022 and 2021

Total Assets. At December 31, 2022, total assets equaled $106.3 million, a  decrease of $11.4 million, or 9.7%, from $117.7 million at December 31, 2021. The decrease in total assets primarily reflected above average Portfolio Loan payoffs during the fourth quarter of 2022, and a reluctance of our Portfolio Borrowers to start new Projects during the same quarter due to economic concerns.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” and “– Fair Value of Mortgage Loans Receivable” Page 25 for additional details.

At December 31, 2022, net loans equaled $103.2 million, a decrease of $10.1 million, or 8.9%, from $113.3 million at December 31, 2021. The decrease in net loans year-over-year was primarily attributable to a decline in loan demand during the fourth quarter of 2022, reflecting increased economic uncertainty by our Portfolio Borrowers. See “Portfolio Loan Characteristics” Page 5 for additional details.

Real Estate Held for Sale (REO). As of December 31, 2022, the Company had REO asset inventory of $2.1 million (2.1% of total assets) comprised of one property located in Alameda County, California. Repairs to the property are 90% complete and the Company is waiting for a public works permit to be issued prior to listing the property for sale.

This compares to December 31, 2021, when the Company had REO asset inventory of $2.9 million (2.5% of total assets) comprised of two properties located in Alameda County, California.

Rental Property. As of December 31, 2022 and 2021, the Company had no rental properties.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors as well as the disposition of non-performing assets.

Equity Program. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represented all of the Company’s equity until February 1, 2021, and is a continuous offering that allows the Company to raise additional equity as needed. Equity Program investors are able to demand redemption of their equity units, subject to certain restrictions.

At December 31, 2022, equity equaled $61.5 million, an increase of $12.0 million, or 24.2%, from $49.5 million at December 31, 2021. Equity was comprised of $6.2 million of Class A Units, $21.2 million of Class B Units, $31.4 million of Class C Units, and $2.7 million of Class D Units. The Company maintained sufficient equity balances in all periods to comply with bank covenants, Senior Note covenants and covenants in the Company’s operating agreement pertaining to the different classes of equity.

Class D Equity. The Securities and Exchange Commission qualified the Class D Units offering pursuant to Regulation A effective September 22, 2022.

The following table sets forth the Company’s Class D Units at the dates indicated:

	As of the Year Ended December 31,
	2022	2021
Total assets	$117,655,318	$117,655,318
Class D Equity	2,689,505	-
Percentage of total assets	2.5%	0.0%

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Bank Borrowings. As of December 31, 2022, the Company had a $75 million line of credit from Umpqua Bank. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority to the Senior Notes, when outstanding. While the line of credit provided leverage and a source of capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of 65 percent of the outstanding balance of the Company’s Portfolio; subject to certain adjustments and exclusions and subject to a cap of $75 million. At December 31, 2022, the borrowing base was $54 million. Under the line of credit, the Company was also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to tangible net worth of not more than 1.00 to 1.00 ratio that did not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity and Senior Notes); (b) a turnover ratio of no less than 1.00 to 1.00 (calculated as the ratio of paid off note receivables to average line of credit utilization); and (c) interest and preferred return coverage ratio of no less than 1.00 to 1.00 (calculated as the ratio of cash flow to interest expense and preferred returns). As of December 31, 2022, the Company was in compliance with all of the foregoing financial covenants.

As of December 31, 2022 and 2021, $75 million and $50 million was available under the Company’s line of credit agreement, respectively. On May 13, 2021, the Company entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40 million. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s previous $40 million revolving line of credit from Western Alliance Bank. Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50 million. Effective January 28, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $60 million, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve’s request that banks phase out the use of LIBOR. Effective June 8, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $75,000,000.

For the years ending December 31, 2022 and 2021, average line of credit utilization during these periods was 63.8% and 72.2%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. The Senior Notes initially had an interest rate of 6.0%, but in accordance with their terms, the Company lowered the interest rate paid on Senior Notes from 6.0% to 5.5% on November 24, 2020 and again from 5.5% to 5% on February 23, 2021.

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The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the Year Ended December 31,
	2022	2021
Total assets	$106,283,335	$117,655,318
Senior Notes	21,302,756	29,467,505
Percentage of total assets	20.0%	25.0%

As of December 31, 2022 and 2021, Senior Notes were $21.3 million (20.0% of total assets) and $29.5 million (25.0% of total assets), respectively.

Effective December 31, 2022, the Company’s five percent Senior Notes were prepaid in cash or reinvested into five percent preferred return, participating, Class D Units of equity.

Junior Notes. On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. On May 1, 2019, the Company amended the offering again, reducing the interest rate to 7% per annum. On October 1, 2020, the Company amended the offering again, reducing the interest rate to 6% per annum. Junior Notes were subordinate to the Senior Notes and Bank Borrowings. Effective February 1, 2021, all of the Junior Notes were converted into Class C Units or other forms of equity in the Company. At December 31, 2022 and 2021, there were no outstanding Junior Notes.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

30

ITEM 3 DIRECTORS AND OFFICERS

The Company is managed by its Manager, Iron Bridge Management Group, LLC, an entity owned and managed by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. The Managing Directors are responsible for and have complete control over the Company’s operations, lending policies and decisions with respect to the Portfolio Loans. The Manager was organized in May 2008. Gerard Stascausky and Sarah Gragg Stascausky were previously married.

Name	Position	Age	Term of Office
Gerard Stascausky	Managing Director of Manager	53	May 2008
Sarah Gragg Stascausky	Managing Director of Manager	50	June 2008

Gerard Stascausky

Mr. Stascausky, co-founder of the Manager, has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching the Manager, he ran Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland metro market.

Mr. Stascausky brings to the Manager over 15 years of investment banking experience. In 1993, he joined Sutter Securities as an investment banking analyst, structuring municipal debt offerings. In 1996, he left to join the equity research department at Montgomery Securities, where he conducted securities research on the payment processing and networking equipment industries. With his background in technology research, he joined Credit Suisse in 1999 as one of the industry’s first technology specialist equity salesmen. Finally, in 2003, he was recruited to join Pacific Crest Securities, where he served as a senior equity salesman, research product manager and member of the management team.

Mr. Stascausky graduated with honors from the University of California, Davis in 1993. He earned a B.A. in Economics and minors in Psychology and Political Science. In 1996, he earned his Chartered Financial Analyst designation from the CFA Institute.

Sarah Gragg Stascausky

Sarah Gragg Stascausky, co-founder of the Manager, has over ten years of experience in the real estate foreclosure and pre-foreclosure market and currently provides both operational and strategic services to the Company. From 1995 through 2002, Ms. Stascausky worked as an equity research analyst for Robertson Stephens LLP, conducting securities research on the retail industry, with primary focus on the home improvement sector. Ms. Stascausky was responsible for company specific research as well as analysis of regional and national retail and real estate industry trends.

Ms. Stascausky graduated from the University of Oregon in 1994 with a major in Political Science and minor in Business Administration. She earned her Master’s in Business Administration from the Stanford Graduate School of Business in 2001.

Employees

In addition to its two Managing Directors, the Manager has nine employees, including two in accounting, four in loan underwriting and two in loan servicing.

Company Expenses

The Company will be responsible for all of its operating expenses including, without limitation, (i) all costs and expenses incurred in connection with identifying, evaluating, structuring, negotiating, developing, closing and servicing investments consummated by the Company (including, without limitation, any due diligence, travel, legal and accounting expenses, any deposits and commitment fees and other fees and out-of-pocket costs related thereto); (ii) taxes of the Company; (iii) all costs and expenses associated with obtaining and maintaining insurance for the Company and its assets, if any; (iv) all costs related to litigation (including threatened litigation) involving the Company, and indemnification expenses; (v) expenses and fees associated with third party auditors, accountants, attorneys and tax advisors and other professionals with respect to the Company and its activities; (vi) fees incurred in connection with the maintenance of bank or custodian accounts; (vii) brokerage points and commissions, referral and finder fees, and other investment costs incurred by or on behalf of the Company and paid to third parties; (viii) all expenses incurred in connection with the registration of the Company’s securities under applicable securities laws or regulations; (ix) all expenses of liquidating the Company or its investments; and (x) other general ordinary Company administration and overhead expenses. The Company will also pay all expenses associated with the offering, including expenses for the preparation, filing, printing, legal, accounting and other fees and expenses related to the offering of its Class D Units.

The Company intends to use the proceeds from the Class D Units offering, along with bank borrowings, to fund loans to borrowers and not for the purpose of funding offering or operational expenses, or repurchasing Equity Program interests or bank borrowings, but because of the nature of the Company’s cash flows, some proceeds from time to time may be used for such purposes.

31

The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company, provided, however, that, for administrative convenience, the Company may lease certain employees from the Manager and, in such event, the Company will reimburse the Manager for all W-2 wages, deferred compensation and employee benefits paid to the employees leased by the Company. To the extent that the Company reimburses the Manager for W-2 wages paid to the employees leased by the Company (the “Company Employee Expense”), the Company (and not the Manager) will be entitled to claim the Company Employee Expense for income tax purposes. As of the date of this Form 1-K, the Company has not leased any employees from the Manager.

Management Fees

The Company does not have any employees, officers, or directors. The Manager is responsible for managing the Company. The Manager receives compensation for its services to the Company, in the form of a loan servicing fee and through January 31, 2021, a management incentive fee, as described in the following paragraphs. During the year ended December 31, 2022, the Manager received the following compensation (all of which was received in cash):

Name	Capacity in which compensation was received (e.g. Chief Executive Officer, director, etc.)	Loan Servicing Fee ($)	Management Incentive Fee ($)	Total compensation ($)
Iron Bridge Management Group, LLC	Manager	$3,968,677	$0	$3,968,677

The loan servicing fee relates to servicing investment loans and is equal to 3% per annum of the principal amount of each investment, payable monthly, provided that the loan servicing fee will be reduced by the amount of any Company Employee Expense for which the Manager is reimbursed by the Company. The Manager is solely responsible for its own operating costs, including the cost of its own personnel, office space and general overhead. The loan servicing fee for a particular month is paid to the Manager no later than the last day of the immediately succeeding month.

Until January 31, 2021, the management incentive fee was equal to one-half (1/2) of all distributable cash in excess of the 10% annual preferred return payable to the Company’s Equity Program investors. “Distributable cash” is the excess of the sum of all cash receipts of all kinds (other than capital contributions) over cash disbursements, including interest expense paid to Senior Noteholders, Junior Noteholders and Bank Borrowings. The management incentive fee, if any, was paid to the Manager no later than the last day of the immediately succeeding month.

Effective February 1, 2021, the Company’s Operating Agreement was amended and restated such that the management incentive fee was eliminated, and instead Class A Units were issued to employees of the Manager or their tax-advantaged accounts. The Class A Units were issued in exchange for consideration of $1 per Class A Unit. The Class A Units are entitled to 90% of distributions of available cash derived from Company profits, after the payment of all accrued preferred returns on the Class B, Class C, and Class D Units. The Class A Units will also be entitled to the return of their unreturned capital contributions in a liquidation or similar distribution event, as well as 90% of distributions from such event after all Units have received all accrued and payable preferred returns and all unreturned capital contributions. 3,045,846 Class A Units were issued to employees of the Manager or their tax-advantaged accounts in the recapitalization during the first quarter of 2021. See “Recapitalization” on Page 24 for additional details.

Gerard Stascausky and Sarah Gragg Stascausky may also receive distributions from the Company in their capacities as Equity Program investors, as discussed below.

Investment by Managing Directors

The Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky, will maintain at all times a minimum combined Equity Program investment in the Company of $500,000. As of December 31, 2022, Gerard Stascausky and Sarah Stascausky owned approximately $10.8 million, or 17.7%, of the equity interests in the Company. Effective upon the recapitalization on February 1, 2021, they owned approximately $2.9 million Class A Units and $2.9 million Class B Units. As of December 31, 2022, Gerard Stascausky owned approximately $3.0 million Class A Units and $2.8 million Class B Units, and Sarah Gragg Stascausky owned approximately $3.0 million Class A Units and $2.1 million Class B Units.

32

Fiduciary Duties of the Manager

Under Oregon law, a manager is accountable to a limited liability company’s equity owners as a fiduciary, which means that a manager is required to exercise good faith with respect to a company’s affairs.

Indemnification and Exculpation

To the fullest extent not prohibited by law, the Manager will not be liable to the Company or its Equity Program investors for any act or omission performed or omitted by the Manager in good faith pursuant to the authority granted to it by the Third Amended and Restated Operating Agreement, including the management or conduct of the business and affairs of the Company, the offer and sale of securities, the management of affiliates insofar as such business relates to the Company (including activities that may involve a conflict of interest) or the winding up of the business of the Company.

The Company must indemnify the Manager and each agent of the Manager for any loss or damage arising out of its activities on behalf of the Company or in furtherance of the Company’s interests, without relieving the Manager and its agents of liability for a breach of the Manager’s fiduciary duties. A successful indemnification of the Manager or any litigation that may arise in connection with its indemnification could deplete the assets of the Company, thereby reducing funds available to pay the Senior Notes. Therefore, Senior Noteholders may have a more limited opportunity of recovery than they would have absent these provisions in the Third Amended and Restated Operating Agreement.

To the extent that the indemnification provisions permit indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

ITEM 4 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table presents information regarding the Company’s Equity Program investors as of January 1, 2023 by:

•	our Manager;

•	each of our Manager’s Managing Directors;

•	each equity owner known by us to beneficially hold 10% or more of the Company’s equity interests; and

•	all of our Manager’s Managing Directors as a group.

33

Beneficial ownership is generally determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 9755 SW Barnes Road, Suite 420, Portland, OR 97225.

Name	Number of Class A Units	Percent of Class (1)	Number of Class B Units	Percent of Class (2)	Number of Class C Units	Percent Of Class (4)
Manager:
Iron Bridge Management Group, LLC	0	0%	0	0%	0	0%
Managing Directors of Manager:
Gerard Stascausky	2,983,518	48.2%	2,820,039	13.3%	0	0%
Sarah Gragg Stascausky	2,983,518	48.2%	2,082,960	9.8%	0	0%
TOTAL	5,967,036	96.4%	4,902,999	23.1%	0	0%
Other holders of 10% or more of the Company’s equity interests:
Susanne Baumann Trust (3)	0	0%	4,081,508	19.3%	2,397,866	7.6%
Howard Bubb	0	0%	2,321,034	11.0%	1,763,796	5.6%

____________

(1)	Percentages are based on 6,187,676 Class A Units of Equity Program interests outstanding as of January 1, 2023.
(2)	Percentages are based on 21,202,116 Class B Units of Equity Program interests outstanding as of January 1, 2023.
(3)	Susanne Baumann exercises voting and dispositive authority over all securities held by the Susanne Baumann Trust.
(4)	Percentages are based on 31,436,268 Class C Units of Equity Program interests outstanding as of January 1, 2023.

ITEM 5 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As part of the recapitalization that became effective on February 1, 2021, the Manager entered into the Second Amended and Restated Operating Agreement with the existing members of the Company as well as the former holders of the Junior Notes. The Second Amended and Restated Operating Agreement, among other changes, modified the fees to be received by the Manager. As part of the Recapitalization, Gerard Stascausky and Sarah Gragg Stascausky, Managing Directors of the Manager, received Class A Units and Class B Units of the Company. In particular, they collectively were issued 2,863,311 Class A Units, or 94% of the Class A Units, and Gerard Stascausky received 2,906,677 Class B Units, or 15.6% of the Class B Units. The Class A Units were intended to replace the Management Incentive Fees payable to the Manager. All Units received by Gerard Stascausky and Sarah Gragg Stascausky, as well as any other equity owner known by the Company to beneficially hold 10% or more of the Company’s equity interests, were issued on the same terms as Units issued to other members. The recapitalization transactions were consented to by the holders of a Majority of Interest of the Senior Notes. See “Recapitalization” on Page 24, and “Management Fees” on Page 32.

34

Other than the Manager’s relationship to the Company as Manager and the beneficial ownership of units of the Company as described above, the Company has not engaged in, nor currently proposes to engage in, any transaction in which any of the Manager, any affiliates of the Manager, any other person holding more than a 10% interest in the Company, or any immediate family member of such persons, had or is to have a direct or indirect material interest.

CONFLICTS OF INTEREST

The following describes some of the important areas in which the interests of the Manager may conflict with those of the Company.

Manager’s Affiliation with Other Companies

The Manager’s primary business activity during the life of the Company will be the management of the Company. However, the Manager may be affiliated with other investment entities and not manage the Company as its sole and exclusive business function. In the future, the Manager may act as a manager to other affiliated entities in similar capacities, potentially diluting the Manager’s focus on the Company. The Manager may have conflicts of interest in allocating management time, services and functions between various existing entities and any future mortgage lending entities that it may organize.

The Manager and its affiliates and principals may be the owner or manager of other entities that have investment objectives that are similar to those of the Company, potentially creating a conflict of interest. The Third Amended and Restated Operating Agreement expressly provides that neither the Manager nor any owner of the Manager will be obligated to present to the Company any particular investment opportunity that comes to its attention, even if such opportunity is of a character that might be suitable for purchasing by the Company.

A member of the Manager, Gerard Stascausky, invests in real estate for his own accounts, and expects to continue to invest in real estate for his own accounts, including investment in other business ventures, public or private limited partnerships or limited liability companies, and neither the Company or any Equity Program investor, or is entitled to an interest therein.

Conflict with Related Programs

The Company will not loan money to any entity in which the Manager has a direct financial interest. However, the Manager and its affiliates may cause the Company to join with other entities organized by the Manager for similar or related purposes as partners, joint ventures or co-owners under some form of ownership in certain loans, or in the ownership of repossessed real property. Such arrangements would be formed because the Manager believed such arrangement is in the best interest of the Company. For example, bank loan covenants applied to the Company’s portfolio of loans may allow the Manager to form a separate entity to purchase from the Company any loan that is delinquent, increasing the borrowing capacity available through Bank Borrowings. Such covenants are designed to protect investor interests; however, the interests of the Company and those of such other entities may conflict, and the Manager controlling or influencing all such entities may not be able to resolve such conflicts in a manner that serves the best interests of the Company. As of and prior to the date of this Form 1-K, no such conflicts existed.

Lack of Independent Legal Representation

The Company has not been represented by independent legal counsel to date. The use of the Manager’s counsel in the preparation of this document and the organization of the Company may result in a lack of independent review. Investors should consult their own legal counsel with respect to an investment in the Class D Units.

35

Management Fees

The Manager will act as loan servicer for the compensation described in this document. Loan servicing firms not affiliated with the Manager might provide comparable services on terms more favorable to the Company.

The Manager has reserved the right to retain the services of other firms, in addition to, or in lieu of, the Manager, to perform the loan origination, loan servicing and other activities in connection with the Company’s loan portfolio, when such services are deemed by the Manager to be in the best interest of the Company. Any such other firms may also be affiliated with the Manager. For example, it may become possible for the Manager or an affiliated company of the Manager to provide hazard and liability coverage to Portfolio Borrowers on better terms than those available to Portfolio Borrowers purchasing similar insurance coverage individually. As of and prior to the date of this Form 1-K, no such services were being performed by Manager affiliated companies.

The Company will pay management fees to the Manager. The management fees were not determined through arms-length negotiation. The structure of the management fees and Class A Units may provide an incentive to the Manager to seek out higher risk opportunities to earn returns greater than the preferred return.

ITEM 6 OTHER INFORMATION

Not Applicable.

36

ITEM 7 FINANCIAL STATEMENTS

Iron Bridge Mortgage Fund, LLC

(An Oregon Limited Liability Company)

Financial Statements

December 31, 2022, and 2021

37

INDEPENDENT AUDITOR'S REPORT

Board of Directors

Iron Bridge Mortgage Fund, LLC

Portland, Oregon

Opinion

We have audited the accompanying financial statements of Iron Bridge Mortgage Fund, LLC (an Oregon corporation) (the ''Fund''), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Bridge Mortgage Fund, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Iron Bridge Mortgage Fund, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Iron Bridge Mortgage Fund, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-1

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Iron Bridge Mortgage Fund, LLC's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Iron Bridge Mortgage Fund, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

ArmaninoLLP
San Jose, California

March 13, 2023

F-2

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

 Balance Sheets

December 31, 2022 and 2021

	2022	2021

ASSETS
Cash and cash equivalents	$128,756	$549,211
Mortgage interest receivable	856,241	912,251
Mortgage loans receivable, net	103,165,959	113,303,926
Real estate held for sale	2,132,379	2,889,930
Total assets	$106,283,335	$117,655,318

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and other accrued liabilities	$114,916	$125,136
Servicer fees payable	297,387	315,103
Interest payable	215,556	245,876
Notes payable - senior notes	21,302,756	29,467,505
Line of credit, net	21,949,701	36,361,430
Deferred interest	887,454	1,621,810
Total liabilities	44,767,770	68,136,860
Members' equity	61,515,565	49,518,458
Total liabilities and members' equity	$106,283,335	$117,655,318

The accompanying notes are an integral part of these financial statements.

F-3

Statements of Income

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues
Mortgage interest income	$15,152,337	$13,326,103
Rental property income	46,387	34,843
Other income	254,062	279,964
Total revenues	15,452,786	13,640,910
Operating expenses
Interest expense	3,550,775	2,949,531
Servicer fees	3,968,677	3,345,804
Incentive fees	-	895
Provision for losses on loans	398,144	1,353,866
Professional fees	203,090	471,333
Real estate holding costs	26,680	38,158
Other	463,969	437,804
Total operating expenses	8,611,335	8,597,391
Other expense
Loss on sale of real estate held for sale	(7,780)	(33,499)
Total other expense	(7,780)	(33,499)
Income before income tax and LLC fees	6,833,671	5,010,020
Income tax and LLC fees	19,366	3,385
Net income	$6,814,305	$5,006,635

The accompanying notes are an integral part of these financial statements.

F-4

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Changes in Members' Equity For the Years Ended December 31, 2022 and 2021

	Class A	Class B	Class C	Class D	Total
Balance, January 1, 2021	$3,045,846	$18,679,582	$-	$-	$21,725,428
Members' contributions	1,287,437	6,340,596	6,074151	-	13,702,185
Members' earning distributions	(124,393)	(227,134)	(162,423)	-	(513,950)
Members' capital withdrawals	(656,080)	(6,672,221)	(3,146,682)	-	(10,474,983)
Transfers	(380,528)	1,008,307	(627,778)	-	-
Notes payable converted to members' equity	-	-	20,762,682	-	20,726,682
Members' equity converted to notes payable	-	(689,539)	-	-	(689,539)
Net income	1,692,945	1,889,412	1,424,278	-	5,006,635
Balance, December 31, 2021	4,865,227	20,329,003	24,324,228	-	49,518,458
Members' contributions	3,795,757	6,891,567	4,065,943	925,640	15,678,907
Members' earning distributions	(151,259)	(355,328)	(266,743)	-	(773,330)
Members' capital withdrawals	(3,652,303)	(6,734,492)	(2,357,794)	-	(12,744,589)
Transfers	-	(2,265,703)	2,265,703	-	-
Notes payable converted to members' equity	-	-	1,480,000	1,741,814	3,221,814
Members' equity converted to notes payable	(200,000)	-	-	-	(200,000)
Net income	2,501,675	2,365,645	1,924,933	22,052	6,814,305
Balance, December 31, 2022	$7,159,097	$20,230,692	$31,436,270	$2,689,506	$61,515,565

The accompanying notes are an integral part of these financial statements.

F-5

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021

Cash flows from operating activities
Net income	$6,814,305	$5,006,635
Adjustments to reconcile net income to net cash provided by operating activities
Provision for losses on loans	398,144	1,353,866
Amortization of deferred loan origination fees	(2,454,957)	(2,497,174)
Depreciation	-	5,525
Loss on sales of real estate held for sale	7,780	33,499
Junior notes interest expense converted to debt	-	200,753
Senior notes interest expense converted to debt	1,126,297	919,564
Change in operating assets and liabilities
Mortgage interest receivable	56,010	(124,419)
Accounts payable and other accrued liabilities	(10,220)	17,721
Servicer fees payable	(17,716)	82,703
Incentive fees payable	-	(873)
Interest payable	(30,320)	(73,487)
Deferred interest	(734,356)	(513,303)
Net cash provided by operating activities	5,154,967	4,411,010
Cash flows from investing activities
Loans funded	(197,950,303)	(206,665,400)
Principal collected on loans	210,145,083	185,222,920
Improvement costs on real estate held for sale	(186,282)	(64,397)
Proceeds from sales of real estate held for sale	936,053	-
Net cash (used in) provided by investing activities	12,944,551	(21,506,877)

Cash flows from financing activities
Borrowings on notes payable - junior notes	-	48,250
Repayments on notes payable - junior notes	-	(3,329,949)
Borrowings on notes payable - senior notes	16,636,178	21,988,379
Repayments on notes payable - senior notes	(22,705,410)	(17,669,880)
Net borrowings on line of credit	(14,441,729)	14,160,204
Members' contributions	15,678,907	13,702,185
Members' earnings distributions	(773,330)	(513,950)
Members' capital withdrawals	(12,744,589)	(10,474,983)
Net cash provided by (used in) financing activities	(18,519,973)	17,220,717
Net increase (decrease) in cash and cash equivalents	(420,455)	124,850
Cash and cash equivalents, at beginning of year	549,211	424,361
Cash and cash equivalents, at end of year	$128,756	$549,211

The accompanying notes are an integral part of these financial statements.

F-6

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Supplemental disclosures of cash flow information
Cash paid for interest	$3,581,095	$3,023,018
Cash paid for income tax and LLC fees	$19,367	$3,385
Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$-	$884,499
Mortgage interest receivable transferred to real estate held for sale	$-	$59,333
Sale of real estate financed with mortgage loan receivable	$-	$694,331
Junior notes payable converted to members' equity	$3,221,814	$20,762,682
Members' equity converted to notes payable	$200,000	$689,539

The accompanying notes are an integral part of these financial statements.

F-7

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

1. Organization

Iron Bridge Mortgage Fund, LLC (the "Fund") is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the "Manager"). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management's best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund's lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

F-8

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

2. Summary of Significant Accounting Policies (continued)

Mortgage loans receivable (continued)

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral- based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight- line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

F-9

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

2. Summary of Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund's own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund's assets measured at fair value on a non-recurring basis during the year ended December 31, 2022:

Item	Level 1	Level 2	Level 3	Total
Real estate held for sale	$-	$-	$2,132,379	$2,132,379

The following table reflects the Fund's assets measured at fair value on a non-recurring basis during the year ended December 31, 2021:

Item	Level 1	Level 2	Level 3	Total
Real estate held for sale	$-	$-	$2,889,930	$2,889,930

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

F-10

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

Real estate held for sale (Level 2 and Level 3). At the time of foreclosure, real estate held for sale is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property's estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate held for sale as nonrecurring Level 2 if the fair value of the real estate held for sale is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate held for sale as nonrecurring Level 3.

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceed sits fair value. Valuations are periodically performed by management, and any subsequent write- downs are recorded as a charge to operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method.

Deferred loan origination fees of $447,633 and $698,654, at December 31, 2022 and 2021, respectively, have been included in mortgage loans receivable, net, on the accompanying balance sheets. Deferred loan origination fees of $2,454,957 and $2,497,174, in 2022 and 2021, respectively, were amortized into income during each applicable year.

F-11

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

2. Summary of Significant Accounting Policies (continued)

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund's operations. Due to the calculation of monthly profit distributions based on percentage ownership, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are received prior to the first day of the month, the subscription funds are held in a separate non-interest-bearing subscription account. On the first day of the new month, the subscription funds will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund as of December 31, 2022 and 2021.

Income taxes

During 2022, the Fund determined to be treated as a corporation taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2022. Accordingly, the Fund is not required to pay U.S. federal income taxes on the income generated by the Fund as it receives a dividend paid deduction for distribution to partners of the Fund that generally offsets its income and gains. The Fund is required to be in compliance with certain REIT rules as defined by the Internal Revenue Service Code. As of December 31, 2022, the Fund was in compliance with the REIT rules.

Prior to its REIT election, the Fund was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax was paid by the Fund as an entity. Individual members reported on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2022 and 2021, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Reclassification

Certain amounts presented in the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent events

The Fund has evaluated subsequent events through March 7, 2023, the date the financial statements were available to be issued. Effective January 1, 2023, the Fund terminated its Senior Note offering and holders of the senior notes were either paid out in cash or reinvested the outstanding principal amount and unpaid accrued interest owed under their senior notes in exchange for Class D Units of the Fund (See Note 3).

F-12

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund's operating agreement provides only general information. Members should refer to the Fund's operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Recapitalization

As of January 31, 2021, the Fund had one class of equity, a bank line of credit, and two forms of private debt outstanding: the junior notes and the senior notes.

Effective February 1, 2021, the Fund adopted second amended and restated operating agreement, which among other changes, created four classes of equity membership interests consisting of Class A, Class B, Class C and Class D Units.

The Class A Units were issued to employees of the Manager and/or their tax-advantaged accounts.

The only class of equity units under the first amended operating agreement was exchanged for Class B Units.

The Fund's junior notes were, subject to applicable approvals, prepaid and the holders of the junior notes were offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their junior notes in exchange for Class C Units of the Fund.

In October 2022, the Fund notified its senior note holders it was in the process of winding down its Senior Notes program and replacing the senior notes with Class D Units.

The Fund's senior notes were, subject to applicable approvals, to be prepaid and the holders of the senior notes were offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their senior notes in exchange for Class D Units of the Fund effective January 1, 2023.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return ("Priority Return") on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 10% to the Fund's members, including the Manager to the extent it holds memberships interests, and 90% to Class A Equity.

F-13

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

3. Fund Provisions (continued)

Reinvestment

Members have the option to compound their proportionate share of the Fund's monthly earnings. Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw its investment in the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (ii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA and ‘publicly traded partnership' thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at December 31, 2022:

Outstanding mortgage loans receivable	$105,524,277
Unamortized deferred loan origination fees	(447,633)
Allowance for loan losses	(1,910,685)
Mortgage loans receivable, net	$103,165,959

Mortgage loans receivable, net, consisted of the following at December 31, 2021:

Outstanding mortgage loans receivable	$115,701,463
Unamortized deferred loan origination fees	(698,654)
Allowance for loan losses	(1,698,883)
Mortgage loans receivable, net	$113,303,926

F-14

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the years ended December 31, 2021 and 2022:

2021 Beginning balance	$506,038
Provision for loan losses	1,353,866
Write-offs	(161,021)
2021 Ending balance	$1,698,833
Provision for loan losses	398,144
Write-offs	(186,342)
2022 Ending balance	$1,910,685

Allocation of the allowance for loan losses by collateral type as of December 31, 2022 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$1,778,967
Land/Construction	131,718
Commercial	-
Multi-family residential (5 or more units)	-
Total	$1,910,685

Allocation of the allowance for loan losses by collateral type as of December 31, 2021 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$1,431,681
Land/Construction	195,289
Commercial	29,183
Multi-family residential (5 or more units)	42,730
Total	$1,698,883

5. Notes Payable - Junior Notes

The junior note program was a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10.0% to 8.0%. Between March and October 2019, the Fund refinanced all junior notes from an interest rate of 8.0% to 7.0%. The Fund began refinancing all junior notes from an interest rate of 7.0% to 6.0% in October 2020. The junior notes were secured by all assets of the Fund and were junior to the senior notes (see Note 6) and the line of credit balance held (see Note 7). The junior noteholders were given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes held a six-month maturity. Upon maturity, all junior noteholders had the option to renew their notes for another six-month term. Effective February 1, 2021, all junior notes were converted to Class C Equity. Due to the conversion, there were no junior notes outstanding as of December 31, 2022 and 2021.

Interest on the junior notes totaled $127,489 for the year ended December 31, 2021. Since these notes were converted in 2021, there was no interest expense on the junior notes for the year ended December 31, 2022.

F-15

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

6. Notes Payable – Senior Notes

On March 1, 2018, the Fund commenced a private debt offering of 6.0% Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018. On November 25, 2020, the Fund refinanced all of the Senior Notes from 6.0% to 5.5%. On February 23, 2021, the Fund refinanced all of the Senior Notes from 5.5% to 5.0%.

As of December 31, 2022 and 2021, the notes payable within the senior note program held a balance of

$21,302,756 and $29,467,505, respectively.

Interest expense on these notes amounted to $1,510,500 and $1,452,530 for the years ended December 31, 2022 and 2021, respectively.

Effective January 1, 2023, the Senior Secured Demand Notes were terminated and replaced with Class D Units (see Note 3).

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund's assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90-day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund refinanced its previous line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets. The annual interest rate was equal to the greater of 4.50% plus the one-month LIBOR rate from time to time in effect or 4.75%. On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to

$40,000,000, and the interest rate was lowered from one-month LIBOR plus 4.50% to one-month LIBOR plus 4.00%.

On January 24, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 4.0% to one-month LIBOR plus 3.5%. On April 16, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 3.5% to one-month LIBOR plus 3.125%. On December 5, 2019, the Fund extended the line of credit to March 1, 2020. On February 24, 2020, the Fund extended the line of credit to March 1, 2022.

During May 2021, the Fund refinanced its previous line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $40,000,000. The credit agreement took effect on May 7, 2021. The annual interest rate was equal to the greater of 2.75% plus the one-month LIBOR rate from time to time in effect or 4.00%. On August 10, 2021, the line of credit was amended to increase the borrowing limit to $50,000,000, and was amended again, effective January 28, 2022 and June 8, 2022, to increase the borrowing limit to $60,000,000 and $75,000,000, respectively, and the index was modified from one-month LIBOR rate plus 2.75 to one-month SOFR rate plus 2.80. The line of credit matures on May 5, 2024. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets.

F-16

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

7. Line of Credit, Net (continued)

As of December 31, 2022, and 2021 the outstanding balance on the line of credit was $22,034,109 and

$36,472,360, respectively. The interest rate as of December 31, 2022 and 2021 was 7.02% and 4.00%, respectively. Interest expense on the line of credit amounted to $2,040,275 and $1,369,512, for the years ended December 31, 2022 and 2021, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at December 31, 2022 and 2021.

Line of credit, net, consisted of the following at December 31, 2022:

Line of credit	$22,034,109
Line of credit unamortized origination fees	(84,408)
Line of credit, net	$21,949,701
Line of credit, net, consisted of the following at December 31, 2021:
Line of credit	$36,472,360
Line of credit unamortized origination fees	(110,930)
Line of credit, net	$36,361,430

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. Servicing fees earned by the Manager amounted to $3,968,677 and $3,345,804, for the years ended December 31, 2022 and 2021, respectively. Servicing fees payable to the Manager amounted to

$297,387 and $315,103 as of December 31, 2022 and 2021, respectively. Incentive fees

As described in Note 3, prior to the Fund's recapitalization on February 1, 2021, the Manager was eligible to receive incentive fees after payment to members of a Priority Return. During the year ended December 31, 2021, incentive fees totaled $895. There were no incentive fees incurred during the year ended December 31, 2022 due to the recapitalization.

Operating expenses

For the years ended December 31, 2022 and 2021, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund's statements of income and changes in members' equity. These operating expenses were de minimis.

F-17

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

 December 31, 2022 and 2021

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2022, there were 275 secured loans outstanding with 152 borrowers with the following characteristics:

Number of secured loans outstanding	275
Total secured loans outstanding	$105,524,277
Average secured loan outstanding	$383,725
Average secured loan as percent of total secured loans	0.36%
Average secured loan as percent of members' equity	0.62%
Largest secured loan outstanding	$1,709,200
Largest secured loan as percent of total secured loans	1.62%
Largest secured loan as percent of members' equity	2.78%
Number of secured loans over 90 days past due and still accruing interest	-
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	16
Number of counties where security is located	86

At December 31, 2022, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2022:

State	Loan Balances	Percentage
California	$40,135,935	38.00%
Oregon	15,196,787	14.40%
Texas	10,876,103	10.30%
Other **	39,315,452	37.30%
Totals	$105,524,277	100.00%

F-18

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at December 31, 2022:

County	Loan Balances	Percentage
Alameda, California	$11,669,630	11.10%
Other **	93,854,647	88.90%
Totals	$105,524,277	100.00%

** None of the states or counties included in the “Other” categories above include loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 – 4 units)	$98,249,700
Land/Construction	7,274,577
$105,524,277

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2022:

Current (0 to 30 days)	$105,524,277
31 to 90 days	-
91 days and greater	-
$105,524,277

At December 31, 2022, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $105,524,277 is scheduled to mature in 2023. The scheduled maturities for 2023 include 2 loans totaling approximately $746,181 with maturity dates of December 31, 2022.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

F-19

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

9. Loan Concentrations and Characteristics (continued)

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2021, there were 310 secured loans outstanding with 159 borrowers with the following characteristics:

Number of secured loans outstanding	310
Total secured loans outstanding	$115,701,463
Average secured loan outstanding	$373,231
Average secured loan as percent of total secured loans	0.32%
Average secured loan as percent of members' equity	0.75%
Largest secured loan outstanding	$1,987,500
Largest secured loan as percent of total secured loans	1.72%
Largest secured loan as percent of members' equity	4.01%
Number of secured loans over 90 days past due and still accruing interest	-
Approximate investment in secured loans over 90 days past due interest and still accruing interest	-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	-
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$630,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	14
Number of counties where security is located	86

At December 31, 2021, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2021:

State	Loan Balances	Percentage
California	$53,115,227	45.90%
Texas	14,846,409	12.80%
Colorado	11,938,111	10.30%
Oregon	11,560,142	10.00%
Other **	24,241,574	21.00%
Totals	$115,701,463	100.00%

F-20

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at December 31, 2021:

County	Loan Balances	Percentage
Santa Clara, California	$13,737,259	11.90%
Other **	101,964,204	88.10%
Totals	$115,701,463	100.00%

** None of the states or counties included in the "Other" categories above include loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 – 4 units)	$94,394,695
Land/Construction	13,300,025
Multi-family residential (5 or more units)	5,096,599
Commercial	2,910,144
$115,701,463

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2021:

Current (0 to 30 days)	$115,069,963
31 to 90 days	631,830
91 days and greater	-
$115,701,463

At December 31, 2021, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $115,701,463 is scheduled to mature in 2022. The scheduled maturities for 2021 include 8 loans totaling approximately $3,070,000 which are past maturity at December 31, 2021.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2022:

Beginning balance	$2,889,930
Costs of real estate acquired through or in lieu of foreclosure	-
Improvement costs	186,282
Sales of real estate	(943,832)
Ending balance	$2,132,379

F-21

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2022 and 2021

10. Real Estate Held for Sale Concentrations and Characteristics (continued)

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2021:

Beginning balance	$1,881,701
Costs of real estate acquired through or in lieu of foreclosure	943,832
Improvement costs	64,397
Sales of real estate	-
Ending balance	$2,889,930

At December 31, 2022, the real estate held for sale properties included one single family residential property in Alameda County, California.

At December 31, 2021, the real estate held for sale properties included two single family residential properties in Alameda County, California.

11. Commitments and Contingencies

Construction loans

At December 31, 2022, the Fund had 104 approved construction loans with a total borrowing limit of approximately $19,308,000. 84 loans had undisbursed construction funds, totaling approximately $9,994,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2021, the Fund had 125 approved construction loans with a total borrowing limit of approximately $25,330,000. 92 loans had undisbursed construction funds, totaling approximately

$14,240,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

F-22

ITEM 8 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2

Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on July 29, 2022 (File No. 24R-00149))

3.1

Form of Senior Secured Demand Note (Incorporated by reference to Exhibit 3.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.2

Form of Senior Secured Demand Note Security Agreement (Incorporated by reference to Exhibit 3.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.3

Subordination Agreement, dated effective May 7, 2021, by and among Carr Butterfield, LLC, Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

3.4

Notice of Senior Secured Note Repayment and Rollover Election, dated October 7, 2022(Incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on October 7, 2022 (File No. 24R-00149))

3.5

Form of Senior Secured Demand Note Purchase Agreement (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

4.1

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on October 18, 2022 (File No. 24R-00149))

6.1

Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.2

First Amendment to Loan Documents, dated August 10, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 31, 2021 (File No. 024-11462)

6.3

Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 3, 2022 (File No. 24R-00149))

6.4

Third Amendment to Loan Documents, dated June 8, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 1 to Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on August 2, 2022 (File No. 024-11462))

6.5

Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.6

Notice of Recapitalization Consent Form (Senior Secured Demand Notes) (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 1, 2021 (File No. 24R-00149))

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SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director
Date:	April 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

Date:	April 28, 2022

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

Date:	April 28, 2023

39